                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. __)*

                                    EGL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    270018104
                                 --------------
                                 (CUSIP Number)

                             ROBERT H. KENNIS, ESQ.
                          GENERAL COUNSEL AND SECRETARY
                        CIRCLE INTERNATIONAL GROUP, INC.
                               260 TOWNSEND STREET
                         SAN FRANCISCO, CALIFORNIA 94107
                                 (415) 978-0600

                                    COPY TO:
                              JOHN F. SEEGAL, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                               400 SANSOME STREET
                         SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 773-5797

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  JULY 2, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
__.
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

===================
CUSIP NO. 270018104
===================

=====================================================================================================================
1               NAME OF REPORTING PERSON

                CIRCLE INTERNATIONAL GROUP, INC.

                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     94-1740320
--------------- -----------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a)        [ ]
                                                                                             (b)        [X]
--------------- -----------------------------------------------------------------------------------------------------
3               SEC USE ONLY

--------------- -----------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                BK, WC, OO
--------------- -----------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                             [ ]
                  ITEMS 2(d) or 2(e)

--------------- -----------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE
--------------- -----------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                               3,731,318(1)

      NUMBER OF         ------ --------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY              11,663,638(2)
       OWNED BY
         EACH           ------ --------------------------------------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON                 3,731,318(1)
         WITH
                        ------ --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               0

--------------- -----------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                15,394,956(1)(2)
--------------- -----------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]

--------------- -----------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                47.7%(3)
--------------- -----------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                CO
--------------- -----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------
(1) The shares of common stock, par value $0.001 per share ("EGL Common Stock"), of EGL, Inc. ("EGL") covered by this item are purchasable by Circle International Group, Inc. ("Circle") upon exercise of an option granted by EGL to Circle on July 2, 2000 and described in Item 4 of this Statement. The number of shares subject to the option is equal to 10.1% of the sum of (i) the number of shares of EGL Common Stock issued and outstanding as of the closing date for the exercise of the option, and (ii) the number of shares of EGL Common Stock issuable as of the closing date for the exercise of the option pursuant to any options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate EGL Common Stock to issue such shares. Based on representations of EGL in an Agreement and Plan of Merger dated as of July 2, 2000 (the "Merger Agreement") among Circle, EGL, and EGL Delaware I, Inc., a Delaware corporation and wholly owned subsidiary of EGL, Circle believes that upon exercise, if applicable, it would be entitled to purchase 3,731,318 shares of EGL Common Stock pursuant to the option.

         Prior to the exercise of the option, Circle is not entitled to any rights as a stockholder of EGL as to the shares of EGL Common Stock covered by the option. The option may be exercised only upon the occurrence of certain events referred to in Item 4, none of which has occurred as of the date hereof. Circle expressly disclaims any beneficial ownership of the shares of EGL Common Stock purchasable by Circle upon exercise of the option, because the option is exercisable only in the circumstances referred to in Item 4, none of which has occurred as of the date hereof, and Circle has no present investment or dispositive power with respect to such shares. If the option were exercised, Circle would have the sole right to vote or to dispose of the shares of EGL Common Stock issued as a result of such exercise.

         Pursuant to the terms of the Merger Agreement, Circle expects that it will, prior to the effective time of the merger, enter into a written agreement with affiliates of EGL providing that (a) such affiliate will not sell, pledge, transfer or otherwise dispose of any shares of common stock, par value $1.00 per share ("Circle Common Stock"), of Circle issued to such affiliate pursuant to the merger, except pursuant to an effective registration statement or in compliance with Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), or an exemption from the registration requirements of the Securities Act, and
         (b) that such affiliate will not sell or in any other way reduce such affiliate's risk relative to any shares of Circle Common Stock or EGL Common Stock (within the meaning of Section 201.01 of Financial Reporting Release No. 1 of the Securities and Exchange Commission (the "SEC")), until such time as financial results (including combined sales and net income) covering at least 30 days of post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 (or any successor thereto) issued by the SEC.

(2) Circle and James R. Crane (the President, Chief Executive Officer and Chairman of the Board of EGL) entered into a Stockholder Agreement on July 2, 2000 (the "EGL Stockholder Agreement") covering a total of 11,663,638 shares of EGL Common Stock owned by James. R. Crane. Pursuant to the EGL Stockholder Agreement, James R. Crane agreed to vote such shares (and any additional shares obtained by James. R. Crane, whether obtained by virtue of being a record holder of EGL Common Stock, as a result of a stock split or similar transaction or by exercising an option, warrant or other right) in the manner set forth in the EGL Stockholder Agreement (as more fully described in Item 4). Circle expressly disclaims beneficial ownership of any of the shares of EGL Common Stock covered by the EGL Stockholder Agreement, because James R. Crane will vote his shares only in the circumstances referred to in Item 4, none of which has occurred as of the date hereof, and Circle has no present investment or dispositive power with respect to such shares. EGL and certain stockholders of Circle entered into a similar Stockholder Agreement on July 2, 2000 (the "Circle Stockholder Agreement").

(3) Beneficial ownership percentages set forth herein assume that, at July 2, 2000, there were 28,573,881 shares of EGL Common Stock outstanding and 3,731,318 shares of EGL Common Stock issuable upon exercise of the option granted to Circle as described in Footnote 1 above. Pursuant to Rule 13d-3 under the Act, shares deemed to be beneficially owned by the reporting person as a result of the option are also deemed to be outstanding for purposes of computing these percentages.

                                  SCHEDULE 13D

===================
CUSIP NO. 270018104
===================

ITEM 1 - SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share ("EGL Common Stock"), of EGL, Inc., a Texas corporation ("EGL"). The address of EGL's principal executive offices is 15350 Vickery Drive, Houston, Texas 77032.

ITEM 2 - IDENTITY AND BACKGROUND

         The reporting person, Circle International Group, Inc. ("Circle") is a leading provider of transportation and integrated logistics services for the international movement of goods and the furnishing of value-added information, distribution, and inventory management services to customers worldwide. Circle is principally engaged in international air and ocean freight forwarding, customs brokerage and logistics. It is incorporated under the laws of the State of Delaware. The address of Circle's principal business and principal office is 260 Townsend Street, San Francisco, California 94107.

         (a) - (c);(f) Annex A attached hereto (which is incorporated herein by reference) contains a list of the directors and executive officers of Circle and includes the following information with respect to each director and executive officer of Circle:

         (1)      name;

         (2)      business address;

         (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (4)      citizenship.

         (d) - (e) During the last five years, neither Circle, nor, to the knowledge of Circle, any of the persons listed on Annex A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described in Item 4 hereof, Circle has entered into a Stock Option Agreement dated as of July 2, 2000 with EGL (the "Circle Stock Option Agreement") pursuant to which EGL, among other things, granted Circle the Circle Option (as defined below in Item 4) to acquire shares of EGL Common Stock as described below. Circle did not pay any cash consideration in respect to the Circle Option and has not purchased any shares of EGL Common Stock thereunder. Circle has executed a reciprocal Stock Option Agreement dated as of July 2, 2000, in favor of EGL (the "EGL Stock Option Agreement").

         The exercise of the Circle Option for the full number of shares of EGL Common Stock currently covered thereby (which is estimated to be 3,731,318 shares) would require (based on a hypothetical exercise price of $25.125 (the closing sales price of the common stock, par value $1.00 per share, of Circle, on June 30, 2000, the last trading day immediately preceding the announcement of the merger) the payment of a maximum aggregate exercise price of approximately $93,749,364.75.

         If the conditions precedent were satisfied to permit Circle to exercise its option to purchase shares of EGL Common Stock pursuant to the Circle Stock Option Agreement and Circle so exercised that option, Circle expects that it would fund its purchase through the use of one or more of the following sources: working capital of Circle, bank borrowings and other borrowing.

ITEM 4 - PURPOSE OF TRANSACTION

         (a)      Not applicable.

         (b)      As follows:

THE MERGER AGREEMENT

         TERMS OF THE MERGER AGREEMENT

         On July 2, 2000, EGL, EGL Delaware I, Inc., a Delaware corporation and wholly owned subsidiary of EGL ("Merger Sub"), and Circle entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, subject to the conditions stated therein, Merger Sub will merge (the "Merger") with and into Circle, and Circle, as the surviving corporation, would become a wholly owned subsidiary of EGL. In the Merger, each share of Circle Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one validly issued, fully paid and non-assessable share of EGL Common Stock. The Merger is expected to be accounted for as a pooling of interests and is expected to be tax-free to EGL's and Circle's shareholders.

         The closing of the Merger will occur on the first business day immediately following the day on which the last to be fulfilled of the conditions to the Merger contained in the Merger

Agreement have been fulfilled or, to the extent permitted by applicable law, waived, or at such other date as EGL and Circle may agree. The closing of the Merger is conditioned upon approval of the stockholders of both EGL and Circle as well as the receipt of all applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions, all as further described in the Merger Agreement.

         The Merger Agreement provides for limitations on the solicitation by EGL and Circle and their respective directors, officers, employees, agents, affiliates or other representatives of any proposal or offer (other than by the other party) with respect to certain types of business combinations and transactions. The Merger Agreement also provides for a termination fee payable to EGL or Circle by the other if the Merger Agreement is terminated for certain reasons.

         Pursuant to the terms of the Merger Agreement, Circle expects that it will, prior to the effective time of the merger, enter into a written agreement with affiliates of EGL providing that (a) such affiliate will not sell, pledge, transfer or otherwise dispose of any Circle Common Stock issued to such affiliate pursuant to the merger, except pursuant to an effective registration statement or in compliance with Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), or an exemption from the registration requirements of the Securities Act, and (b) that such affiliate will not sell or in any other way reduce such affiliate's risk relative to any shares of Circle Common Stock or EGL Common Stock (within the meaning of Section 201.01 of Financial Reporting Release No. 1 of the Securities Exchange Commission (the "SEC")), until such time as financial results (including combined sales and net income) covering at least 30 days of post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 (or any successor thereto) issued by the SEC.

         EXHIBITS AND INCORPORATION BY REFERENCE

         The Merger Agreement is filed herewith as Exhibit 7.1 and incorporated into this Schedule 13D by this reference. Any summary of the agreements and transactions described in this Schedule 13D is qualified in its entirety by the specific language of the Merger Agreement.

STOCK OPTION AGREEMENTS

         As a condition and inducement to each party's willingness to enter into the Merger Agreement, each party requested, and the other party agreed, to grant the requesting party an irrevocable option to purchase a certain number of shares of the granting party's common stock.

         THE CIRCLE STOCK OPTION AGREEMENT

         Number of Shares and Exercise Price. Pursuant to the Circle Stock Option Agreement, EGL granted Circle an irrevocable option (the "Circle Option") to purchase up to a number of shares of EGL Common Stock equal to 10.1% of the sum of (i) the number of shares of EGL Common Stock issued and outstanding as of the option closing date and (ii) the number of shares of EGL Common Stock issuable as of the option closing date pursuant to any options, warrants, calls, subscriptions, convertible securities or other rights, agreements, or commitments which obligate EGL to issue such shares, at a price per share (the "Exercise Price") equal to the average of the closing prices of Circle Common Stock on the Nasdaq National Market during the 20 consecutive trading days ending on the fifth trading day immediately prior to the date on which Circle sends a written notice to EGL stating that Circle intends to exercise the Circle Option.

         Adjustments. The Exercise Price and the type and number of shares or securities subject to the Circle Option will be adjusted appropriately for any stock dividend, combination, recapitalization, exchange of shares or similar transactions in respect of the EGL Common Stock.

         Exercisability. The Circle Option is exercisable, in whole or in part, at any time and from time to time following the occurrence of an Exercise Event (defined below in this Item 4) and shall remain in full force and effect until the earliest to occur of:

         (1)      the effective time of the Merger,

         (2)      April 15, 2001, and

         (3) termination of the Merger Agreement in accordance with its terms unless EGL is obligated to pay the $16 million fee under
                  Section 9.5 of the Merger Agreement in connection with such termination.

         An "Exercise Event" is any of the events giving rise to the obligation of EGL to pay Circle the $16 million fee under Section 9.5 of the Merger Agreement. These events include the termination of the Merger Agreement:

         (1) by Circle or EGL if the approval of EGL's stockholders shall not have been obtained after the public announcement of a third party's proposal to acquire or combine with EGL (whether or not such proposal is still pending or has been consummated); and

         (2) by Circle if, after the public announcement or receipt by EGL's Board of Directors of a third party's proposal to acquire or combine with EGL (whether or not such proposal is still pending or has been consummated), EGL's board of directors withdraws or materially modifies, in a manner adverse to Circle, its approval or recommendation of the issuance of shares of EGL Common Stock pursuant to the Merger or recommends a competing proposal.

         Put Right. Pursuant to the terms of the Circle Stock Option Agreement, Circle may require EGL to purchase from Circle (i) that portion of the Circle Option relating to all or any part of the unexercised option shares (or as to which portion the option has been exercised but the option closing has not yet occurred) and (ii) all or any portion of the shares of EGL Common Stock purchased by Circle pursuant to the Circle Option and with respect to which Circle then has ownership. The put right may be exercised by Circle at any time and from time to time after the occurrence of an Exercise Event and before 120 days after the expiration of the Circle Option.

         If Circle exercises this put right, the repurchase shall be at an aggregate price equal to the sum of:

         (1) the aggregate Exercise Price paid by Circle for any option shares which Circle owns and as to which Circle exercises the put right; plus

         (2) (a) the excess, if any, of (i) the Applicable Price (as defined below in this Item 4) over (ii) the Exercise Price paid by Circle for each option share as to which Circle exercises the put right multiplied by (b) the number of such shares; plus

         (3) (a) the excess, if any, of (i) the Applicable Price over (ii) the Exercise Price multiplied by (b) the number of unexercised option shares to which Circle exercises the put right.

         "Applicable Price" means the highest of the following:

         (1) the highest purchase price per share paid pursuant to a third party's tender or exchange offer made for shares of EGL Common Stock after July 2, 2000 and on or prior to the date on which Circle exercises its put right;

         (2) the price per share to be paid by any third party for shares of EGL Common Stock pursuant to an agreement for a Business Combination Transaction (as defined in the Circle Stock Option Agreement) entered into on or prior to the date on which Circle exercises its put right; and

         (3) the Current Market Price (as defined in the Circle Stock Option Agreement) of shares of the EGL Common Stock.

         Right of First Refusal. Subject to Circle's put right, as described above in this Item 4, after the first occurrence of an Exercise Event and prior to the second anniversary of the first purchase of shares of EGL Common Stock by Circle pursuant to the Circle Option, if Circle desires to sell, assign, transfer or otherwise dispose of all or any of the shares of EGL Common Stock that Circle acquired pursuant to the Circle Option, Circle must first give EGL the right to repurchase those shares of EGL Common Stock on the same terms and conditions and at the same price at which Circle is proposing to transfer such shares. This right of first refusal will not apply to the following:

         (1) any disposition as a result of which the transferee would own beneficially not more than 4.9% of the outstanding voting power of EGL;

         (2) any disposition of EGL Common Stock or other securities by a person to whom Circle has assigned its rights under the Circle Option with the consent of EGL;

         (3) any sale by means of a public offering registered under the Securities Act; or

         (4) any transfer to a wholly owned subsidiary of Circle which agrees in writing to be bound by the terms of the Circle Stock Option Agreement.

         In addition, Circle is permitted to sell any shares if the sale is made pursuant to a tender or exchange offer that has been approved or recommended by a majority of the members of EGL's Board of Directors.

         Registration Rights. Circle will have certain rights to require the registration under the securities laws of any shares purchased pursuant to the Circle Option if necessary for Circle to be able to sell such shares.

         Profit Limitation. The Circle Option Agreement limits the total profit that Circle may receive to $16 million. Circle's total profit is equal to:

         (a)      the aggregate amount of:

                  (1) all amounts received by Circle pursuant to EGL's repurchase obligation, less amounts paid by Circle for shares being repurchased pursuant to such repurchase obligation;

                  (2) the amounts received by or being paid to Circle pursuant to the arm's length sale of all or part of the option shares, less Circle's purchase price for such option shares; and

                  (3) all amounts received by or being paid to Circle pursuant to Section 9.5 of the Merger Agreement;

                  minus

         (b)      the amount of any cash theretofore paid to EGL pursuant to
                  Section 7 of the Circle Stock Option Agreement plus the value of any option shares theretofore delivered to EGL for cancellation pursuant to Section 7 of the Circle Stock Option Agreement.

         THE EGL STOCK OPTION AGREEMENT

         Pursuant to the EGL Stock Option Agreement, Circle granted to EGL an option to purchase up to a number of shares of Circle Common Stock equal to 10.1% of the sum of (i) the number of shares of Circle Common Stock issued and outstanding as of the option closing date and (ii) the number of shares of Circle Common Stock issuable as of the option closing date pursuant to any options, warrants, calls, subscriptions, convertible securities or other rights, agreements, or commitments which obligate Circle to issue such shares, at a price per share equal to the average of the closing prices of EGL Common Stock on the Nasdaq National Market during the 20 consecutive trading days ending on the fifth trading day immediately prior to the date on which EGL sends a written to notice to Circle stating that EGL intends to exercise the option.

         The EGL Stock Option Agreement is substantially similar to the Circle Stock Option Agreement; except that (i) the shares of Circle Common Stock issued upon exercise of the EGL Option must include rights with terms substantially the same as and at least as favorable to EGL as those share purchase rights or similar securities that have been issued to other holders of Circle Common Stock (whereas no such purchase rights need to be included for the EGL Common Stock to be issued upon the exercise of the Circle Option), and (ii) the Exercise Event under the Circle Stock Option Agreement relates to the failure of EGL shareholders to approve, or the Board of Directors of EGL withdrawing or materially modifying its recommendation with respect to, the Merger rather than the issuance of EGL shares in connection with the Merger.

         EXHIBITS AND INCORPORATION BY REFERENCE

         The Circle Stock Option Agreement is filed herewith as Exhibit 7.2 and is incorporated into this Schedule 13D by this reference. The EGL Stock Option Agreement is filed herewith as Exhibit 7.3 and is incorporated into this
Schedule 13D by this reference. Any summary of the agreements and transactions described in this Schedule 13D is qualified in its entirety by the specific language of the Circle Stock Option Agreement and the EGL Stock Option Agreement.

THE STOCKHOLDER AGREEMENTS

         GENERAL

         As a condition and inducement to each party's willingness to enter into the Merger Agreement, certain shareholders of each party entered into stockholder agreements obligating them, among other things, to vote their shares in the manner described in the respective stockholder agreement.

         EGL STOCKHOLDER AGREEMENT

         James R. Crane (the President, Chief Executive Officer and Chair of the Board of EGL) entered into a Stockholder Agreement dated July 2, 2000 (the "EGL Stockholder Agreement") with Circle. Pursuant to the EGL Stockholder Agreement, James R. Crane agreed that at any meeting of the stockholders of EGL held at the earlier of the effective time of the Merger, or 45 days after the termination of the Merger Agreement, unless extended (but in no event beyond May 15, 2001), he will vote in favor of the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and in favor of the approval and adoption of the Merger Agreement and any actions required in furtherance thereof.

         Circle does not have any right to dispose (or direct the disposition of) any shares of EGL Common Stock pursuant to the EGL Stockholder Agreement. Accordingly, Circle expressly disclaims beneficial ownership of all such shares. In addition, as a result of the EGL Stockholder Agreement, Circle may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), to have formed a "group" with James R. Crane. Circle disclaims membership in any group with respect to the EGL Common Stock, by virtue of the EGL Stockholder Agreement or otherwise.

         CIRCLE STOCKHOLDER AGREEMENT

         Peter Gibert and the Ray and Jo Robinson Trust (collectively, the "Circle Stockholders") entered into a Stockholder Agreement dated July 2, 2000 (the "Circle Stockholder Agreement") with EGL. Pursuant to the Circle Stockholder Agreement, the Circle Stockholders agreed that at any meeting of the stockholders of Circle held at the earlier of the effective time of the Merger, or 45 days after the termination of the Merger Agreement, unless extended (but in no event beyond May 15, 2001), they will vote in favor of the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and in favor of the approval and adoption of the Merger Agreement and any actions required in furtherance thereof.

         EXHIBITS AND INCORPORATION BY REFERENCE

         The EGL Stockholder Agreement is filed herewith as Exhibit 7.4 and is incorporated into this Schedule 13D by this reference. The Circle Stockholder Agreement is filed herewith as Exhibit 7.5 and is incorporated into this
Schedule 13D by this reference. Any summary of the agreements and transactions described in this Schedule 13D is qualified in its entirety by the specific language of the EGL Stockholder Agreement and the Circle Stockholder Agreement.

         (c)      Not applicable.

         (d) The Merger Agreement provides that the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the directors and officers of the surviving corporation until their successors are appointed or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The Merger Agreement also provides that EGL shall cause the election or appointment of Peter Gibert, Chairman and Chief Executive Officer of Circle, as a director of EGL as of the effective time of the Merger.

         (e)      Other than as a result of the Merger described above in this
Item 4, not applicable.

         (f)      Not applicable.

         (g) The Merger Agreement provides that, subject to the approval by the holders of outstanding shares of EGL and to the extent required by the Texas Business Corporation Act and EGL's Articles of Incorporation and Bylaws, as of the effective time of the Merger, the authorized shares of EGL Common Stock shall be increased to 200,000,000 shares. The certificate of incorporation of Circle in effect immediately prior to the Merger shall be the certificate of incorporation of the surviving corporation, until duly amended in accordance with applicable law. The bylaws of Merger Sub in effect immediately prior to the Merger shall be the bylaws of the surviving corporation, until duly amended in accordance with applicable law.

         (h) - (i) EGL Common Stock will continue to be listed on the Nasdaq National Market. If the Merger is consummated as planned, the Circle Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

         (j)      See above.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

         The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

         (a)-(b) Neither Circle nor any of the persons listed on Annex A hereto beneficially owns any shares of EGL Common Stock other than as set forth herein.

                  Pursuant to the Circle Option and as described above, Circle has an option to purchase up to 3,731,318 shares of EGL Common Stock at the Exercise Price (based on the assumption set forth in footnote 1 above). The Circle Option becomes exercisable under certain conditions described in this Schedule 13D. Based upon representations of EGL to Circle contained in the Merger Agreement, by virtue of the Circle Option, Circle may be deemed to beneficially own 3,731,318 shares of Circle Common Stock representing 11.6% of the aggregate of shares of EGL Common Stock and shares issuable upon the exercise of the Circle Option (or 10.1% of the aggregate of shares of EGL Common Stock outstanding, shares issuable upon the exercise of the Circle Option and shares issuable upon the exercise of other outstanding options and warrants of EGL Common Stock).

                  Prior to the Circle Option becoming exercisable and being exercised, Circle expressly disclaims beneficial ownership of the shares of EGL Common Stock which may be purchasable by Circle pursuant to the Circle Option. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Circle is the beneficial owner of the shares of EGL Common Stock subject to the Circle Option for purposes of Section 13(d) or 16 of the Act or for any other purpose and such beneficial ownership is expressly disclaimed.

                  The number of shares of EGL Common Stock covered by the EGL Stockholder Agreement is 11,663,638, representing approximately 36.1% of the voting power of the aggregate of shares of EGL Common Stock outstanding and shares issuable upon the exercise of the Circle Option (or 31.2% of the voting power of the aggregate of shares of EGL Common Stock outstanding, shares issuable upon the exercise of the Circle Option and shares issuable upon the exercise of other outstanding options and warrants of EGL Common Stock).

                  By virtue of the Stockholder Agreement, Circle may be deemed to share with James R. Crane the power to vote shares of EGL Common Stock subject to the EGL Stockholder Agreement. However, Circle is not entitled to any rights as a stockholder of EGL as to the shares of EGL Common Stock covered by the EGL Stockholder Agreement and expressly disclaims any beneficial ownership of the shares of EGL Common Stock subject to the EGL Stockholder Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Circle is the beneficial owner of the shares of EGL Common Stock subject to the EGL Stockholder Agreement for purposes of Section 13(d) or 16 of the Act or for any other purpose and such beneficial ownership is expressly disclaimed. In addition, as a result of the EGL Stockholder Agreement, Circle may be deemed, for the purposes of Section 13(d) of the Act, to have formed a "group" with the EGL Stockholders. Circle


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

                  disclaims membership in any group with respect to the EGL Common Stock, by virtue of the EGL Stockholder Agreement or otherwise.

         (c) Except as described in Item 4 hereof, no transactions in the EGL Common Stock were effected by Circle, or, to the best knowledge of Circle, any of the persons listed on Annex A hereto, during the 60-day period preceding July 2, 2000.

         (d) Until the Circle Option is exercised (if at all), Circle has no right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the option shares. If the Circle Option is exercised by Circle, Circle or its designee, if any, would have the right to receive, and the power to direct the receipt of, dividends on the shares of EGL Common Stock acquired pursuant thereto.

         (e)      Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in this Schedule 13D, to the best knowledge of Circle, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Annex A hereto, and between such persons and any person, with respect to any securities of EGL, including, but not limited to, transfer or voting of any of the securities of EGL, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

         7.1 Agreement and Plan of Merger dated as of July 2, 2000, among EGL, Merger Sub and Circle (incorporated by reference to
                  Exhibit 2.1 of the Current Report on Form 8-K of Circle filed with the SEC on July 6, 2000).

         7.2 Stock Option Agreement, dated as of July 2, 2000, between Circle, as issuer, and EGL, as grantee (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Circle filed with the SEC on July 6, 2000).

         7.3 Stock Option Agreement, dated as of July 2, 2000, between EGL, as issuer, and Circle, as grantee (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of Circle filed with the SEC on July 6, 2000).

         7.4 Stockholder Agreement, dated as of July 2, 2000, between Circle and James R. Crane.

         7.5 Stockholder Agreement, dated as of July 2, 2000, among EGL, Peter Gibert and the Ray and Jo Robinson Trust.



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

                                  SCHEDULE 13D

===================
CUSIP NO. 270018104
===================


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              CIRCLE INTERNATIONAL GROUP, INC.



Date: July 12, 2000                           /s/ Janice Kerti
                                              -------------------------
                                              Janice Kerti
                                              Senior Vice President and
                                              Chief Financial Officer


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

                                     ANNEX A

         INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS OF
                        CIRCLE GROUP INTERNATIONAL, INC.

1.       DIRECTORS AND EXECUTIVE OFFICERS OF CIRCLE.

         The following table sets forth the name, business address and current principal occupation or employment of each director and executive officer of Circle. All of the persons listed below are citizens of the United States. Unless otherwise indicated, the current business address of each person is 260 Townsend Street, San Francisco, California 94107.

                                       CURRENT PRINCIPAL OCCUPATION OR
                                       EMPLOYMENT; MATERIAL POSITIONS
        NAME AND                       HELD DURING THE PAST FIVE YEARS
CURRENT BUSINESS ADDRESS               AND BUSINESS ADDRESSES THEREOF
       CITIZENSHIP
------------------------      --------------------------------------------------

Peter Gibert                  Chairman of the Board of Directors, President and
                              Interim Chief Executive Officer of Circle.
                              Consultant to the Company since January 1999, and
                              since April 1999 Managing Director and Part-Owner
                              of two 51%-owned subsidiaries of the Company
                              located in Spain and Portugal, respectively. Mr.
                              Gibert is also a citizen of Spain and his address
                              there is: C/Atlantic, 111-2 Planta (Z.A.L.),
                              Puerto de Barcelona, E-08040 Barcelona, Spain.

Wesley J. Fastiff             Director. President of Littler Mendelson, a law
                              firm. His business address is: 650 California
                              Street, 27th Floor, San Francisco, California,
                              94108.

Edwin J. Holman               Director. President and Chief Operating Officer of
                              Bloomingdale's. His business address is: 1000
                              Third Avenue, 7th Floor, New York, New York,
                              10022.

John M. Kaiser                Director. Private Businessman. His business
                              address is: Elliott Bay Marina, 2601 West Marina
                              Place, Seattle, Washington, 98199.

Ray C. Robinson, Jr.          Director. Private Businessman. His business
                              address is: 3520 Eagle Point Road, Lafayette,
                              California, 94549.

Janice Kerti                  Senior Vice President, Chief Financial Officer and
                              Treasurer.

Cynthia A. Stoddard           Senior Vice President and Chief Information
                              Officer.

Robert H. Kennis              Senior Vice President, Secretary and General
                              Counsel.

Rae Fawcett                   Senior Vice President, Human Resources and
                              Quality.


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